UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Construction Partners, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

21044C107

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 21044C107

1	Names of Reporting Persons SunTx Capital II Management Corp.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,243,742(1)
	6	Shared Voting Power 507,324(2)
	7	Sole Dispositive Power 4,243,742(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,751,066(3)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 9.2%(4)
12	Type of Reporting Person (See Instructions) CO

(1)

Includes shares of Class A Common Stock, $0.001 par value per share (“Class A Common Stock”), of Construction Partners, Inc. (the “Issuer”) issuable upon the conversion of (a) 2,611,703 shares of the Issuer’s Class B Common Stock, $0.001 par value per share (“Class B Common Stock”), held by SunTx Capital Partners II, L.P. (“SunTx Partners II”), (b) 1,308,407 shares of Class B Common Stock held by SunTx Capital Partners II Dutch Investors, L.P. (“SunTx Partners Dutch LP”), and (c) 674 shares of Class B Common Stock held by SunTx Capital II Management Corp. (“SunTx Capital II Management”).

(2)

Includes, as a result of the execution of a voting agreement, (a) 42,999 shares of Class A Common Stock held by N. Nelson Fleming, IV, (b) 88,735 shares of Class A Common Stock issuable upon the conversion of 88,735 shares of Class B Common Stock held by N. Nelson Fleming, IV, (c) 241,008 shares of Class A Common Stock issuable upon the conversion of 241,008 shares of Class B Common Stock held by the Ned N. Fleming, IV 2013 Trust and (d) 134,582 shares of Class A Common Stock issuable upon the conversion of 134,582 shares of Class B Common Stock held by a limited liability company for which Ned N. Fleming, IV serves as co-manager.

(3)

Includes shares of Class A Common Stock issuable upon the conversion of (a) 2,611,703 shares of Class B Common Stock held by SunTx Partners II, (b) 1,308,407 shares of Class B Common Stock held by SunTx Partners Dutch LP, (c) 674 shares of Class B Common Stock held by SunTx Capital II Management, (d) 88,735 shares of Class B Common Stock held by N. Nelson Fleming, IV, (e) 241,008 shares of Class B Common Stock held by the Ned N. Fleming, IV 2013 Trust and (f) 134,582 shares of Class B Common Stock held by a limited liability company for which Ned N. Fleming, IV serves as co-manager.

(4)

Calculated based on (a) 47,003,075 shares of Class A Common Stock outstanding as of November 12, 2024 based on information made available by the Issuer and (b) an aggregate of 4,385,109 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock by the Reporting Persons (as defined herein) within sixty (60) days of this Schedule 13G.

CUSIP NO. 21044C107

1	Names of Reporting Persons SunTx Capital Partners II GP, L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,243,068(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,243,068(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,243,068(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 8.3%(2)
12	Type of Reporting Person (See Instructions) PN

(1)

Includes shares of Class A Common Stock issuable upon the conversion of (a) 2,611,703 shares of Class B Common Stock held by SunTx Partners II and (b) 1,308,407 shares of Class B Common Stock held by SunTx Partners Dutch LP.

(2)

Calculated based on (a) 47,003,075 shares of Class A Common Stock outstanding as of November 12, 2024 based on information made available by the Issuer and (b) an aggregate of 3,920,110 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock by the Reporting Persons within sixty (60) days of this Schedule 13G.

CUSIP NO. 21044C107

1	Names of Reporting Persons SunTx Capital Partners II, L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,820,026(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,820,026(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,820,026(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.8%(2)
12	Type of Reporting Person (See Instructions) PN

(1)	Includes shares of Class A Common Stock issuable upon the conversion of 2,611,703 shares of Class B Common Stock.
(2)

Calculated based on (a) 47,003,075 shares of Class A Common Stock outstanding as of November 12, 2024 based on information made available by the Issuer and (b) 2,611,703 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock by the Reporting Persons within sixty (60) days of this Schedule 13G.

CUSIP NO. 21044C107

1	Names of Reporting Persons SunTx Capital Partners II Dutch Investors, L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,423,042(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,423,042(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,423,042(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 2.9%(2)
12	Type of Reporting Person (See Instructions) PN

(1)	Includes shares of Class A Common Stock issuable upon the conversion of 1,308,407 shares of Class B Common Stock.
(2)

Calculated based on (a) 47,003,075 shares of Class A Common Stock outstanding as of November 12, 2024 based on information made available by the Issuer and (b) 1,308,407 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock by the Reporting Persons within sixty (60) days of this Schedule 13G.

CUSIP NO. 21044C107

1	Names of Reporting Persons Ned N. Fleming, III
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 6,177,689(1)
	6	Shared Voting Power 507,324(2)
	7	Sole Dispositive Power 6,177,689(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,685,013(3)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 12.5%(4)
12	Type of Reporting Person (See Instructions) IN, HC

(1)

Includes shares of Class A Common Stock of Issuer issuable upon the conversion (a) 71,515 shares of Class B Common Stock held by Mr. Fleming, (b) 2,611,703 shares of Class B Common Stock held by SunTx Partners II, (c) 1,308,407 shares of Class B Common Stock held by SunTx Partners Dutch LP, (d) 674 shares of Class B Common Stock held by SunTx Capital II Management, (e) 4,000 shares of Class B Common Stock held by a trust of which Mr. Fleming’s spouse is the sole trustee and sole beneficiary, (f) 1,525,559 shares of Class B Common Stock held by Malachi Holdings Limited Partnership, a limited partnership controlled by Mr. Fleming, (g) 8,433 shares of Class B Common Stock held by SunTx Capital Savings Plan, FBO Ned N. Fleming, III, a 401(k) account for the benefit of Ned N. Fleming, III, (h) 272 shares of Class B Common Stock held by Boyle Fleming & Co. Inc., a corporation controlled by Mr. Fleming, and (i) 300,000 shares of Class B Common Stock held by NNFIII ROAD, LLC, a limited liability company controlled by Mr. Fleming. Also includes 14,168 restricted shares of Class A Common Stock granted to Mr. Fleming under the Construction Partners, Inc. 2018 Equity Incentive Plan (the “Incentive Plan”), which will vest on January 1, 2025.

(2)

Includes, as a result of the execution of a voting agreement, (a) 42,999 shares of Class A Common Stock held by N. Nelson Fleming, IV, (b) 88,735 shares of Class A Common Stock issuable upon the conversion of 88,735 shares of Class B Common Stock held by N. Nelson Fleming, IV, (c) 241,008 shares of Class A Common Stock issuable upon the conversion of 241,008 shares of Class B Common Stock held by the Ned N. Fleming, IV 2013 Trust, and (d) 134,582 shares of Class A Common Stock issuable upon the conversion of 134,582 shares of Class B Common Stock held by a limited liability company for which Ned N. Fleming, IV serves as co-manager.

(3)

Includes shares of Class A Common Stock of Issuer issuable upon the conversion (a) 71,515 shares of Class B Common Stock held by Mr. Fleming, (b) 2,611,703 shares of Class B Common Stock held by SunTx Partners II, (c) 1,308,407 shares of Class B Common Stock held by SunTx Partners Dutch LP, (d) 674 shares of Class B Common Stock held by SunTx Capital II Management, (e) 88,735 shares of Class B Common Stock held by N. Nelson Fleming, IV, (f) 241,008 shares of Class B Common Stock held by the Ned N. Fleming, IV 2013 Trust, (g) 134,582 shares of Class B Common Stock held by a limited liability company for which Ned N. Fleming, IV serves as co-manager, (h) 4,000 shares of Class B Common Stock held by a trust of which Mr. Fleming’s spouse is the sole trustee and sole beneficiary, (i) 1,525,559 shares of Class B Common Stock held by Malachi Holdings Limited Partnership, a limited partnership controlled by Mr. Fleming, (j) 8,433 shares of Class B Common Stock held by SunTx Capital Savings Plan, FBO Ned N. Fleming, III, a 401(k) account for the benefit of Ned N. Fleming, III, (k) 272 shares of Class B Common Stock held by Boyle Fleming & Co. Inc., a corporation controlled by Mr. Fleming, and (l) 300,000 shares of Class B Common Stock held by NNFIII ROAD, LLC, a limited liability company controlled by Mr. Fleming. Also includes 14,168 restricted shares of Class A Common Stock granted to Mr. Fleming under the Incentive Plan, which will vest on January 1, 2025.

(4)

Calculated based on (a) 47,003,075 shares of Class A Common Stock outstanding as of November 12, 2024 based on information made available by the Issuer and (b) an aggregate of 6,294,888 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock by the Reporting Persons within sixty (60) days of this Schedule 13G.

CUSIP NO. 21044C107

1	Names of Reporting Persons Craig Jennings
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,624,651(1)
	6	Shared Voting Power 507,324(2)
	7	Sole Dispositive Power 4,624,651(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,131,975(3)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 9.9%(4)
12	Type of Reporting Person (See Instructions) IN, HC

(1)

Includes shares of Class A Common Stock of Issuer issuable upon the conversion (a) 2,611,703 shares of Class B Common Stock held by SunTx Partners II, (b) 1,308,407 shares of Class B Common Stock held by SunTx Partners Dutch LP, and (c) 674 shares of Class B Common Stock held by SunTx Capital II Management. Also includes (y) 5,667 restricted shares of Class A Common Stock granted to Mr. Jennings under the Incentive Plan, which will vest on January 1, 2025, and (z) 351,178 shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock held by CJCT Associates Limited Partnership, a limited partnership controlled by Mr. Jennings.

(2)

Includes, as a result of the execution of a voting agreement, (a) 42,999 shares of Class A Common Stock held by N. Nelson Fleming, IV, (b) 88,735 shares of Class A Common Stock issuable upon the conversion of 88,735 shares of Class B Common Stock held by N. Nelson Fleming, IV, (c) 241,008 shares of Class A Common Stock issuable upon the conversion of 241,008 shares of Class B Common Stock held by the Ned N. Fleming, IV 2013 Trust, and (d) 134,582 shares of Class A Common Stock issuable upon the conversion of 134,582 shares of Class B Common Stock held by a limited liability company for which Ned N. Fleming, IV serves as co-manager.

(3)

Includes shares of Class A Common Stock of Issuer issuable upon the conversion (a) 2,611,703 shares of Class B Common Stock held by SunTx Partners II, (b) 1,308,407 shares of Class B Common Stock held by SunTx Partners Dutch LP, (c) 674 shares of Class B Common Stock held by SunTx Capital II Management, (d) 88,735 shares of Class B Common Stock held by N. Nelson Fleming, IV, (e) 241,008 shares of Class B Common Stock held by the Ned N. Fleming, IV 2013 Trust and (f) 134,582 shares of Class B Common Stock held by a limited liability company for which Ned N. Fleming, IV serves as co-manager. Also includes (y) 5,667 restricted shares of Class A Common Stock granted to Mr. Jennings under the Incentive Plan, which will vest on January 1, 2025, and (z) 351,178 shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock held by CJCT Associates Limited Partnership, a limited partnership controlled by Mr. Jennings.

(4)

Calculated based on (a) 47,003,075 shares of Class A Common Stock outstanding as of November 12, 2024 based on information made available by the Issuer and (b) an aggregate of 4,736,287 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock by the Reporting Persons within sixty (60) days of this Schedule 13G.

CUSIP NO. 21044C107

1	Names of Reporting Persons Mark R. Matteson
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,675,188(1)
	6	Shared Voting Power 507,324(2)
	7	Sole Dispositive Power 4,675,188(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,182,512(3)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 10.0%(4)
12	Type of Reporting Person (See Instructions) IN, HC

(1)

Includes shares of Class A Common Stock of Issuer issuable upon the conversion (a) 2,611,703 shares of Class B Common Stock held by SunTx Partners II, (b) 1,308,407 shares of Class B Common Stock held by SunTx Partners Dutch LP, and (c) 674 shares of Class B Common Stock held by SunTx Capital II Management. Also includes (y) 5,667 restricted shares of Class A common stock granted to Mr. Matteson under the Incentive Plan, which will vest on January 1, 2025, and (z) 400,715 shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock held by AMDG Associates Limited Partnership, a limited partnership controlled by Mr. Matteson.

(2)

Includes, as a result of the execution of a voting agreement, (a) 42,999 shares of Class A Common Stock held by N. Nelson Fleming, IV, (b) 88,735 shares of Class A Common Stock issuable upon the conversion of 88,735 shares of Class B Common Stock held by N. Nelson Fleming, IV, (c) 241,008 shares of Class A Common Stock issuable upon the conversion of 241,008 shares of Class B Common Stock held by the Ned N. Fleming, IV 2013 Trust, and (d) 134,582 shares of Class A Common Stock issuable upon the conversion of 134,582 shares of Class B Common Stock held by a limited liability company for which Ned N. Fleming, IV serves as co-manager.

(3)

Includes shares of Class A Common Stock of Issuer issuable upon the conversion (a) 2,611,703 shares of Class B Common Stock held by SunTx Partners II, (b) 1,308,407 shares of Class B Common Stock held by SunTx Partners Dutch LP, (c) 674 shares of Class B Common Stock held by SunTx Capital II Management, (d) 88,735 shares of Class B Common Stock held by N. Nelson Fleming, IV, (e) 241,008 shares of Class B Common Stock held by the Ned N. Fleming, IV 2013 Trust and (f) 134,582 shares of Class B Common Stock held by a limited liability company for which Ned N. Fleming, IV serves as co-manager. Also includes (y) 5,667 restricted shares of Class A Common Stock granted to Mr. Matteson under the Incentive Plan, which will vest on January 1, 2025, and (z) 400,715 shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock held by AMDG Associates Limited Partnership, a limited partnership controlled by Mr. Matteson.

(4)

Calculated based on (a) 47,003,075 shares of Class A Common Stock outstanding as of November 12, 2024 based on information made available by the Issuer and (b) an aggregate of 4,785,824 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock by the Reporting Persons within sixty (60) days of this Schedule 13G.

Item 1(a).	Name of Issuer:

Construction Partners, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

290 Healthwest Drive, Suite 2

Dothan, Alabama 36303

Item 2(a).	Name of Person Filing:

This statement is jointly filed by and on behalf of each of SunTx Capital II Management, SunTx Capital Partners II GP, L.P. (“SunTx Partners II GP”), SunTx Capital Partners II, SunTx Partners Dutch LP, Ned N. Fleming, III, Craig Jennings and Mark Matteson (collectively referred to herein as the “Reporting Persons”).

SunTx Partners II GP is the general partner of each of SunTx Partners II and SunTx Partners Dutch LP. SunTx Capital II Management is the general partner of SunTx Partners II GP. Mr. Fleming, a director of the Issuer, is the majority shareholder and sole director of SunTx Capital II Management. Mr. Jennings and Mr. Matteson, each a director of the Issuer, are each shareholders of SunTx Capital II Management.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 5420 LBJ Freeway, Suite 1000, Dallas, Texas 75240.

Item 2(c).	Citizenship:

i)	SunTx Capital II Management is a Texas corporation;

ii)	SunTx Partners II GP is a Texas limited partnership;

iii)	SunTx Partners II is a Delaware limited partnership;

iv)	SunTx Partners Dutch LP is a Delaware limited partnership;

v)	Mr. Fleming is a citizen of the United States;

vi)	Mr. Jennings is a citizen of the United States; and

vii)	Mr. Matteson is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.001 par value per share.

Item 2(e).	CUSIP Number:

21044C107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.

Ownership:

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference.

Each of the Reporting Persons expressly disclaims beneficial ownership of all shares of Class A Common Stock reported herein other than those shares such Reporting Person holds directly.

Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), or any other purpose, the beneficial owner of any securities covered by this statement.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

See Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certifications:

This Item 10 is not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024	SUNTX CAPITAL II MANAGEMENT CORP.

	By:	/s/ Ned N. Fleming, III
	Name:	Ned N. Fleming, III
	Title:	Director

Date: November 14, 2024	SUNTX CAPITAL PARTNERS II GP, L.P.

	By:	SunTx Capital II Management Corp.,
its general partner

		By:	/s/ Ned N. Fleming, III
		Name:	Ned N. Fleming, III
		Title:	Director

Date: November 14, 2024	SUNTX CAPITAL PARTNERS II, L.P.

	By:	SunTx Capital Partners II GP, L.P.,
its general partner

		By:	SunTx Capital II Management Corp.,
its general partner

			By:	/s/ Ned N. Fleming, III
			Name:	Ned N. Fleming, III
			Title:	Director

Date: November 14, 2024	SUNTX CAPITAL PARTNERS II DUTCH
INVESTORS, L.P.

	By:	SunTx Capital Partners II GP, L.P.,
its general partner

		By:	SunTx Capital II Management Corp.,
its general partner

			By:	/s/ Ned N. Fleming, III
			Name:	Ned N. Fleming, III
			Title:	Director

Date: November 14, 2024	NED N. FLEMING, III

	By:	/s/ Ned N. Fleming, III

Date: November 14, 2024	CRAIG JENNINGS

	By:	/s/ Craig Jennings

Date: November 14, 2024	MARK R. MATTESON

	By:	/s/ Mark R. Matteson